Free Writing Prospectus

Dated May 15, 2023

Filed Pursuant to Rule 433

Registration Statement No. 333- 271936

agilon health Announces Pricing of Secondary Offering

CD&R retains 26.6% ownership in agilon health and enters long-term lockup agreement

AUSTIN, TX – May 15, 2023 – agilon health, inc. (NYSE: AGL) (“agilon health”), the trusted partner empowering physicians to transform health care in our communities, today announced the pricing of its previously announced underwritten secondary public offering of 86,884,353 shares of its common stock by the selling stockholders, at a public offering price of $21.50 per share. Certain selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 7,726,955 shares of agilon health’s common stock. This reflects an upsizing of the previously announced offering of 70,000,000 shares and 10,500,000 option shares granted to the underwriters. agilon health will not receive any proceeds from the secondary offering. The offering is expected to close on May 18, 2023, subject to customary closing conditions.

CD&R Vector Holdings, L.P. (“CD&R”), an affiliate of Clayton, Dubilier & Rice, LLC and a selling stockholder in the offering, has also entered into a lock-up agreement under which CD&R has agreed not to sell 100 million shares of agilon health’s common stock, which represents all of the shares of common stock CD&R will hold if the underwriters exercise in full their option to purchase additional shares, for a period of 900 days after May 15, 2023. Following the completion of the offering, CD&R will hold approximately 26.6% of our common stock, or approximately 24.7% if the underwriters exercise in full their option to purchase additional shares.

In addition, agilon health has agreed, subject to the completion of the offering, to purchase 9,614,806 of the 86,884,353 shares of common stock that are the subject of the offering from the underwriters at the same per share price to be paid by the underwriters to the selling stockholders in the offering, net of underwriting discounts and commission. agilon health intends to fund the purchase with cash on hand. The closing of such purchase from the underwriters is subject to the closing of the offering. The closing of the offering is not conditioned upon the closing of such purchase from the underwriters.

J.P. Morgan, Goldman Sachs & Co. LLC, and BofA Securities are acting as lead book-running managers for the offering. Wells Fargo Securities, Deutsche Bank, TD Cowen, Wolfe | Nomura Alliance, RBC Capital Markets, SVB Securities, Truist Securities and William Blair are acting as additional book-running managers for the offering, and Academy Securities, R. Seelaus & Co, Inc., Ramirez & Co., Inc. and Siebert Williams Shank are acting as co-managers for the offering.

agilon health has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents agilon health has filed with the SEC for more complete information about agilon health and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, Attn: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (866) 803-9204, or by email at prospectus-eq_fi@jpmchase.com; or Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, by telephone at 1-866-471-2526, by facsimile at 212-902-9316, or by email atprospectus-ny@ny.email.gs.com; or BofA Securities, Attention: Prospectus Department, NC1-002-02-25, 201 North Tryon, Charlotte, NC 28255, or by email at dg.prospectus_requests@bofa.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

“Wolfe | Nomura Alliance” is the marketing name used by Wolfe Research Securities and Nomura Securities International, Inc. in connection with certain equity capital markets activities conducted jointly by the firms. Both Nomura Securities International, Inc. and WR Securities, LLC are serving as underwriters in the offering described herein. In addition, WR Securities, LLC and certain of its affiliates may provide sales support services, investor feedback, investor education, and/or other independent equity research services in connection with this offering.

About agilon health

agilon health is the trusted partner empowering physicians to transform health care in our communities. Through our partnerships and purpose-built platform, agilon is accelerating at scale how physician groups transition to a value-based Total Care Model for senior patients. agilon provides the technology, people, capital, process, and access to a peer network of 2,700+ PCPs that allow physician groups to maintain their independence and focus on the total health of their most vulnerable patients. Together, agilon and its physician partners are creating the healthcare system we need – one built on the value of care, not the volume of fees. The result: healthier communities and empowered doctors. agilon is the trusted partner in 30+ diverse communities and is here to help more of our nation’s leading physician groups and health systems have a sustained, thriving future.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements,” including with respect to the proposed offering and repurchase. No assurance can be given that the offering discussed above will be completed on the terms described, or at all. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of agilon health, including those set forth in the Risk Factors section of agilon health’s most recent Annual Report on Form 10-K and in the registration statement for this offering and the related prospectus supplement, as filed with the Securities and Exchange Commission. Copies are available on the SEC’s website at www.sec.gov.

agilon health undertakes no obligation to update these statements for revisions or changes after the date of this press release, except as required by law.

Contacts

Investor Contact

Matthew Gillmor

VP, Investor Relations

investor.relations@agilonhealth.com

Media Contact

Megan Strothman

Director, Communications & Public Affairs

media@agilonhealth.com

Source: agilon health